Exhibit 99.2

Genius Group Limited Reports Unaudited Financial Results for H1 2026

●	140% increase in revenue from continuing operations of $6.2 million, compared to $2.6 million in the first half of 2025. The increase was driven by $2.1 million of Resorts revenue following the acquisitions completed in July 2025 and growth in School revenue to $2.3 million from $0.4 million. Academy revenue was $1.7 million.

●	188% increase in gross profit to $3.5 million from $1.2 million, driven by a focus on higher margin education programs with gross margin improving to 56.6% from 47.1%.

●	A decrease in operating expenses to $12.1 million, compared to $12.7 million in the first half of 2025. The decrease was primarily driven by a $2.8 million reduction in stock-based compensation together with lower depreciation and amortization and lower foreign exchange losses, and a reduction in underlying general and administrative costs.

●	A reversal in operational performance to $6.4 million net profit from operations, compared to $2.8 million net loss from operations in the first half of 2025.

●	35% reduction in net loss from treasury and central costs to $10.5 million from $16.2 million in the first half of 2025, after taking into account one-off costs including a $3.1 million charge from the reduction in its Bitcoin Treasury and $1.2 million in non-recurring expenses.

●	79% reduction in total net loss to $4.0 million, compared to $19 million in the first half of 2025.

●	Basic and diluted loss per share of $(0.06), based on 162.6 million weighted-average shares outstanding, compared to a loss per share of $(0.34) on 53.2 million weighted-average shares in the first half of 2025 on a continuing basis.

●	Cash and cash equivalents of $1.9 million as of June 30, 2026, compared to $2.4 million as of December 31, 2025. The decrease reflects $8.2 million used in investing activities: principally a $7.7 million investment in a senior secured convertible note in Jewel Bank which was partly offset by $6.7 million generated from operating activities and $1.5 million from financing activities (primarily $11.3 million of share issuance proceeds, net of $8.6 million of debt repayment).

●	Total current assets of $10.10 million, compared to $23.9 million as of December 31, 2025 due to the disposal of the Group’s digital assets, the proceeds of which were applied to repay the associated Bitcoin-backed loan and the Group’s remaining third-party debt.

●	Total assets of $131.5 million, compared to $136.9 million as of December 31, 2025, with total liabilities reduced by 37% to $25.5 million from $40.3 million.

●	Net assets of $105.97 million as of June 30, 2026, compared to $96.62 million as of December 31, 2025, representing a 10% increase, and resulting in Net Asset Value per Share (NAVPS) of $0.61 per share.

The unaudited condensed consolidated financial statements set out below have been prepared using the recognition and measurement principles applied in the Company’s most recent audited annual financial statements and do not include the notes required for a complete set of financial statements. They have been reviewed by the Company’s auditor and have not been audited.

SINGAPORE, September 28, 2026 (GLOBE NEWSWIRE) - Genius Group Limited (NYSE American: GNS), a leading AI-powered education group, today announced its unaudited financial results for the six months ended June 30, 2026.

Key Business Metrics

We monitor the key business metrics and non-IFRS financial measures set forth below to help us evaluate our business and growth trends, set growth targets and budgets, and measure the effectiveness of our sales and marketing efforts. These key business metrics and non-IFRS financial measures are presented for supplemental informational purposes only, are not a substitute for IFRS financial measures, and may differ from similarly titled metrics or measures presented by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-IFRS Financial Measures” for detailed descriptions of the measures and metrics shown below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We deliver AI-powered education and acceleration solutions for the future of work, serving 6 million users in over 100 countries through our Genius City model and our online marketplace of AI training, AI tools and AI talent. Our mission is to disrupt the current education model with a personalized, student-centered, AI-powered lifelong learning curriculum that prepares our global community with the leadership, entrepreneurial and life skills to succeed in today’s market.

Our financial growth model is based on a combination of three main factors:

1.	Growth of our Bitcoin Treasury and net assets, through the acquisition and custody of Bitcoin, which we believe will deliver long term value preservation to our shareholders.

2.	Growth of our Edtech platforms GeniusU and GeniusGroup.AI, with its digital curriculum and global student base, via wholly owned curriculum, hosting partners, and their content.

3.	Growth of our Genius City model, delivering a full lifelong learning curriculum in physical learning communities, from early learning to primary, secondary and adult learning.

To provide an accurate discussion and analysis of financial condition and results of operations, the financial information discussed below is presented for the Group on the following basis:

⮚	Financials for the Group: unaudited condensed consolidated financial statements for the six months ended June 30, 2026 and June 30, 2025, together with audited consolidated financial statements for the financial years ended December 31, 2025 and 2024. The Group comprises Genius Group Limited, GeniusU Ltd (launched October 2019), Property Investors Network (acquired April 2022), Education Angels (acquired April 2022), University of Antelope Valley (acquired July 2022), Entrepreneur Resorts Pte Ltd (acquired July 2025), Tau Game Lodge (acquired July 2025), Matla Game Lodge (acquired July 2025), Vision Villa (acquired July 2025), Genius Cafe (acquired July 2025) and ProEd Global School (acquired November 2025). Revealed Films, previously included in the Group, closed on May 13, 2026 and its results are reported within discontinued operations for the period. E-Squared Education Enterprises (“ESQ”) ceased all operations in December 2024 and is subject to liquidation proceedings in South Africa; ESQ was de-recognized from the consolidated balance sheet as of the financial year ended December 31, 2025, with prior-period results classified within discontinued operations.

Results of Operations

Period Ended June 30, 2026, Compared to Period Ended June 30, 2025

The below discussion and analysis are for the unaudited financials of June 30, 2026 compared to June 30, 2025. For simplicity, any reference to the first half of 2026 is with reference to the 6 months financials as of and for the period ended June 30, 2026, and any reference to the first half of 2025 is with reference to the 6 months financials as of and for the period ended June 30, 2025.

Revenue: Our Group revenues from continuing operations increased from $2.6 million in first half of 2025 to $6.2 million in the first half of 2026, representing a 140% year-on-year increase. The increase was primarily driven by $2.1 million of Resorts Revenue following the acquisition of Entrepreneur Resorts Pte Ltd (ERPL), Tau Game Lodge, Matla Game Lodge, Vision Villa Resort and Genius Cafe, and growth in School Revenue to $2.3 million from $0.4 million in the prior-year period due to acquisition of ProEd, partly offset by a decrease in Academy Revenue to $1.7 million from $2.2 million. Revenue and results of Revealed Films, which was closed during the period, are presented within discontinued operations and are excluded from continuing-operations revenue above for both periods.

Our three main revenue segments are Academy Revenue, School Revenue, and Resorts Revenue. Academy Revenue and School Revenue together represent the Group’s education-related revenue, delivered through GeniusU and the Group’s school entities. Resorts Revenue consists of revenue generated from the Group’s locations through accommodation, food and beverage charges, and reflects the acquisition of Tau Game Lodge, Matla Game Lodge, Genius Cafe and Vision Villa completed at the end of July 2025. The following table shows the breakdown of this revenue into segments for Genius Group, on unaudited basis:

	Group Unaudited Financials Six Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	June 30, 2026	June 30, 2025	December 31, 2025	December 31, 2024
Academy Revenue	1,736	2,185	4,445	4,543
School Revenue	2,336	401	1,459	2,200
Resorts Revenue	2,127	-	2,198	-
Revenue from continuing operations	6,199	2,586	8,102	6,743
Discontinued Operations Revenue	269	131	285	1,170
Total Revenue	6,468	2,717	8,387	7,913

Cost of Revenue: The Group’s cost of revenue from continuing operations was $2.7 million in the first half of 2026, giving gross profit of $3.5 million and a gross margin of 56.6%, compared to cost of revenue of $1.4 million, gross profit of $1.2 million and a gross margin of 47.1% in the first half of 2025. The improvement in gross margin was primarily driven by the addition of higher-margin Resorts and School revenue following the Group’s 2025 acquisitions.

Operating Expenses: The Group had operating expenses from continuing operations of $12.1 million in the first half of 2026, compared to $12.7 million in the first half of 2025, a 4% decrease. The decrease reflects lower depreciation and amortization of $0.4 million and lower foreign exchange losses, together with a reduction in underlying general and administrative costs despite absorbing a full six months of general and administrative costs from the entities acquired in the second half of 2025, partly offset by a $0.2 million increase in legal expenses. Staff costs, development costs, marketing, rental, legal and general expenses remain the primary components of the Group’s operating expenses.

During the six months ended June 30, 2026, the Group recognized a reversal of impairment of $3,179,313 in respect of amounts due from related parties that had been impaired in prior periods. The Group will reassess the recoverability of these balances as of December 31, 2026 in connection with the annual audit, and the amount ultimately recognized may differ from the amount recorded in this interim period.

Non-IFRS Financial Measure — Adjusted EBITDA: We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA from continuing operations as net loss from continuing operations, plus income tax expense or benefit, net interest expense, depreciation and amortization, non-recurring legal expenses, impairment charges and reversals of impairment, revaluation adjustments, the loss on disposal of Bitcoin, share-based compensation expense, bad debt provisions and write-offs. Adjusted EBITDA for the financial years ended December 31, 2025 and December 31, 2024 has been recalculated on the same continuing-operations basis and therefore differs from the amounts previously reported. The difference arises solely from the change in presentation, under which the results of divisions now reported within discontinued operations are excluded from Adjusted EBITDA in all periods presented; the amounts previously reported in the Company’s Annual Report on Form 20-F were calculated on a total-operations basis and are therefore not directly comparable.

Derived from Financial Statements

	Genius Group Unaudited Financials Six Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	June 30, 2026	June 30, 2025	December 31, 2025	December 31, 2024
Net Income/Loss from continuing operations	(9,063)	(18,048)	(49,367)	(17,329)
Tax Benefits	1	(1)	653	(2,252)
Interest Expense, net	501	736	3,391	1,146
Depreciation and Amortization	618	1,021	2,332	2,059
Legal expense (non-recurring)	1,247	1,023	3,407	2,579
Addition/ (Reversal) of Impairment	(3,179)	-	16,372	7,647
Revaluation adjustment	-	-	3,641	(3,714)
Loss on disposal of bitcoin	3,138	5,874	5,805	-
Stock Based Compensation	1,010	3,860	7,574	4,218
Bad Debt Provision	-	2	(267)	(575)
Write off	2	-	-	-
Adjusted EBITDA from continuing operations	(5,725)	(5,533)	(6,459)	(6,221)

Adjusted EBITDA (Operational Metrics)

	June 30, 2026			June 30, 2025
	Operational	Central	Total	Operational	Central	Total
Net Income (Loss) from continuing operations	1,389	(10,452)	(9,063)	(1,845)	(16,203)	(18,048)
Tax Expense	1	-	1	-	(1)	(1)
Interest Expense, net	373	128	501	736	-	736
Depreciation and Amortization	618	-	618	1,019	2	1,021
Reversal of impairment (due from related parties)	(3,179)	-	(3,179)	-	-	-
Loss on Disposal of Bitcoin	-	3,138	3,138	-	5,874	5,874
One off expenses (non-recurring)	-	1,247	1,247	-	1,023	1,023
Stock Based Compensation	-	1,010	1,010	-	3,860	3,860
Write off	-	2	2	-	-	-
Bad Debt Provision	-	-	-	2	-	2
Adjusted EBITDA, from continuing operations	(798)	(4,927)	(5,725)	(88)	(5,445)	(5,533)

The Group recorded negative Adjusted EBITDA of $(5.73) million in the first half of 2026, compared to negative $(5.53) million in the first half of 2025, broadly in line year on year. The reconciliation excludes the reversal of a related-party impairment, which drove much of the reduction in net loss, while adding back the loss on disposal of digital assets and the period’s one-off items, including $1.2 million of legal expense and $1.0 million of stock-based compensation.

Cash and Cash Equivalents: The Group held $1.9 million in cash and cash equivalents as of June 30, 2026, compared to $2.4 million as of December 31, 2025. Operating activities generated $6.7 million of cash in the period, principally from the realization of the Group’s digital assets, and financing activities generated $1.5 million; these inflows were more than offset by $8.2 million used in investing activities, mainly the purchase of investments at fair value, and $0.5 million of adverse exchange rate movements.

Current Assets: The Group’s current assets reduced from $23.87 million as of December 31, 2025 to $10.10 million as of June 30, 2026, with a current ratio of 0.68 compared to 0.86 as of December 31, 2025. The primary reason for the decrease was the disposal of the Group’s digital assets during the period, which fell from $14.9 million to nil.

Non-Current Assets: The Group’s non-current assets increased from $113.07 million as of December 31, 2025 to $121.39 million as of June 30, 2026, primarily due to an $8.6 million increase in investments at fair value.

Current Liabilities: The Group’s current liabilities decreased from $27.62 million as of December 31, 2025 to $14.91 million as of June 30, 2026, primarily due to the repayment of current loans payable, including the Bitcoin-backed loan, and the settlement of related-party balances during the period.

Non-Current Liabilities: The Group’s non-current liabilities decreased from $12.70 million as of December 31, 2025 to $10.56 million as of June 30, 2026, due to a combination of loan repayments during the period and a movement in the Group’s deferred tax position.

Shareholders’ Equity: The Group’s shareholders’ equity increased from $96.62 million as of December 31, 2025 to $105.97 million as of June 30, 2026. The increase was driven by approximately $12.4 million of share capital issued during the period, comprising the ATM offering, the American Ventures share issuance, shares issued for the Jewel Bank convertible note, shares issued in satisfaction of a liability and employee shares, net of share buybacks, together with a $0.9 million favourable foreign currency translation movement, partly offset by the Group’s net loss of $4.0 million for the period.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short-term investments and cash generated from operations. Cash and cash equivalents and short-term investments consist mostly of cash on deposit with banks. As of June 30, 2026 we held cash and cash equivalents of $1.89 million at various financial institutions, compared to $2.42 million as of December 31, 2025.

Investments at Fair Value:

During Q2, the Company entered into an agreement to acquire a senior secured convertible note, convertible at the Company’s election into 9.9% equity in Jewel Bank. The Company has determined that cost represents the most appropriate estimate of fair value as of June 30, 2026, in accordance with IFRS 9. The Company will reassess this estimate at each reporting date and will remeasure the investment at fair value once sufficient information becomes available.

The Company’s investment in Entrepreneur Resorts Limited (“ERL”) is carried at fair value of $1,381,666 as of June 30, 2026. As no new information or transactions have occurred since December 31, 2025 that would indicate a change in value, the Company has determined that the fair value as of December 31, 2025 remains the best available estimate as of June 30, 2026. Fair value will be reassessed at the next reporting period or upon the occurrence of an event providing evidence of a change in value.

Going Concern

Pursuant to IAS 1, Presentation of Financial Statements, the Company is required to evaluate, at each annual and interim reporting date, whether conditions or events, considered in the aggregate, raise substantial doubt about its ability to continue as a going concern within one year after the date on which the financial statements are issued. The Group incurred net loss of US$3.98 million and generated cash flows from operations of US$6.66 million during the period ended June 30, 2026. As of June 30, 2026 the Group’s current liabilities of $14.91 million exceeded its current assets of $10.10 million, and the Group had accumulated losses of US$141.68 million. On that basis, management has determined that, without additional capital being raised in the next twelve months, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company’s unaudited consolidated financial statements as of June 30, 2026 have been prepared on a going concern basis. Although the Company has taken, and plans to continue to take, proactive measures to strengthen its liquidity position and provide additional financial flexibility, including the capital plan announced on August 27, 2026 and discussions with lenders and bankers, there can be no assurance that these measures, including their timing and terms, will be successful or sufficient.

Subsequent events

Subsequent to June 2026, the Company has issued 9,905,782 ordinary shares for the consideration of $1.65 million for the utilization of At The Market Offering.

Subsequent to June 30, 2026, on September 25, 2026 the Company delivered a notice of acceleration to Jewel Bank under its Senior Secured Convertible Note, citing certain breaches of the Note and related agreements. The parties are in communication regarding the various matters and the outcome cannot be determined at this time.

Subsequent to June 2026, the record date of July 31, 2026 was set for the second round of the Company’s Share Loyalty Bonus Program, under which a cash bonus of $0.10 per qualifying share is payable to shareholders holding shares in book entry through January 30, 2027.

Subsequent to June 2026, the Company announced a five-year capital plan under its $1.2 billion shelf registration, to be funded through the issuance of a publicly registered Perpetual Preferred Security with an initial offering targeted at $12.5 million.

Two developments in the Company’s legal proceedings occurred after the end of the period:

●	By summary order dated August 31, 2026, the U.S. Court of Appeals for the Second Circuit vacated the preliminary injunction entered by the U.S. District Court for the Southern District of New York on March 13, 2025, which had restrained the Company from issuing shares, raising capital and purchasing Bitcoin, and remanded the matter to the district court for further proceedings.

●	The Company received a final ICC arbitration award in its favor entitling it to the return of 7,387,374 ordinary shares, monetary damages of $6,595,180 and legal fees and expenses of $1,375,988.53, a total of $7,971,168.53. No asset has been recognized in respect of the award in the financial statements for the six months ended June 30, 2026.

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in US Dollars)

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	1,883,775	2,422,988
Accounts receivable, net	1,066,049	1,122,988
Other receivables	1,734,079	1,734,281
Due from related parties	3,572,192	388,129
Digital assets	-	14,901,321
Inventories	211,532	682,575
Prepaid expenses and other current assets	1,631,115	2,613,014
Total Current Assets	10,098,742	23,865,296
Property and equipment, net	13,046,614	12,946,708
Operating lease right-of-use asset	2,136,932	2,315,726
Investments at fair value	9,998,751	1,396,266
Investments in joint venture	5,100,000	5,100,000
Goodwill	44,784,037	44,792,535
Intangible assets, net	9,580,637	9,763,092
Other receivables	795,492	814,457
Other non-current assets	35,941,962	35,941,961
Total Assets	131,483,167	136,936,041
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	6,539,417	4,253,912
Accrued expenses and other current liabilities	2,677,214	3,564,543
Deferred revenue	4,059,913	3,886,345
Income tax payable	50,630	71,263
Due to related parties	1,169,741	7,009,162
Operating lease liabilities – current portion	325,264	234,169
Loans payable – current portion	101,532	8,577,774
Short term debt	25,000	25,000
Total Current Liabilities	14,948,711	27,622,168
Due to related parties	9,239,094	9,722,569
Operating lease liabilities – non current portion	1,939,977	2,066,167
Deferred tax liability	(626,267)	907,500
Loans payable – non-current portion	6,784	-
Total Liabilities	25,508,299	40,318,404
Commitments and Contingencies Shareholders’ Equity:
Contributed capital	251,089,794	238,695,979
Treasury shares	(4,346,764)	(4,346,764)
Reserves	(6,188,838)	(7,131,612)
Accumulated deficit	(141,681,155)	(137,963,053)
Capital and reserves attributable to owners of Genius Group Ltd	98,873,037	89,254,550
Non controlling interest	7,101,831	7,363,087
Total Shareholders’ Equity	105,974,868	96,617,637
Total Liabilities and Shareholders’ Equity	131,483,167	136,936,041

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed In US Dollars)

	For the 6 months period ended June 30, 2026	For the 6 months period ended June 30, 2025
	(Unaudited)	(Unaudited)
Revenue	$6,199,005	$2,585,564
Cost of revenue	(2,690,593)	(1,367,536)
Gross profit	3,508,412	1,218,028
Operating (Expenses) Income
General and administrative	(10,539,710)	(10,638,567)
Depreciation and amortization	(357,282)	(727,573)
Other operating income	17,214	418
Legal expenses	(1,247,189)	(1,023,496)
Loss from foreign currency transactions	(22,933)	(272,299)
Total operating expenses	(12,149,900)	(12,661,517)
Loss from Operations	(8,641,488)	(11,443,489)
(Expense) Income
Interest expense, net	(500,962)	(735,670)
Loss on sale of Digital asset	(3,138,337)	(5,873,799)
Reversal of impairment loss	3,179,313	-
Other expense	(8,293)	-
Other income	45,828	3,083
Total Other Expense	(422,451)	(6,606,386)
Loss Before Income Tax from continuing operations	(9,063,939)	(18,049,875)
Income Tax (Expense) / Benefit	(544)	1,186
Net Loss from continuing operations	(9,064,483)	(18,048,689)
Profit/(Loss) from discontinued operations, net of tax	5,085,125	(954,852)
Net Loss	(3,979,358)	(19,003,541)
Other comprehensive loss:
Foreign currency translation	942,774	481,899
Total Comprehensive Loss	(3,036,584)	(18,521,642)
Total Comprehensive Loss is attributable to:
Owners of Genius Group Ltd	(2,775,328)	(18,492,255)
Non controlling interest	(261,256)	(29,387)
Total Comprehensive Loss	(3,036,584)	(18,521,642)
Weighted-average number of shares outstanding, basic and diluted	162,675,202	53,195,540
Basic and diluted loss per share from continuing operations	(0.06)	(0.34)

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed In US dollars)

	Contributed Capital	Non- controlling Interest	Foreign Currency	Reserves	Accumulated Deficit	Total Equity

Balance, January 1, 2025	166,301,870	5,631,729	(110,313)	(8,398,000)	(84,014,856)	79,410,430

Net loss	—	(29,387)	—	—	(18,974,154)	(19,003,541)
Foreign currency translation adjustments	—	—	481,899	—	—	481,899
Genius Group- ATM shares	6,576,331	—	—	—	—	6,576,331
CEO purchase of shares	336,000	—	—	—	—	336,000
Acquisition of Assets of XD Academy	40,000	—	—	—	—	40,000
Share based compensation	(405,897)	—	—	—	—	(405,897)
H1 2025 Share Plan	398,792	—	—	—	—	398,792
Balance, June 30, 2025	173,247,096	5,602,342	371,586	(8,398,000)	(102,989,010)	67,834,014

	Contributed Capital	Treasury Shares	Non- controlling Interest	Foreign Currency	Reserves	Accumulated Deficit	Total Equity

Balance, January 1, 2026	238,695,979	(4,346,764)	7,363,087	1,041,958	(8,173,570)	(137,963,053)	96,617,637

Net loss	—	—	(261,256)	—	—	(3,718,102)	(3,979,358)
Foreign currency translation adjustments	—	—	—	942,774	—	—	942,774
Genius Group – ATM shares	3,735,505	—	—	—	—	—	3,735,505
Shares buyback	(58,325)	—	—	—	—	—	(58,325)
American Ventures – share issuance	7,209,999	—	—	—	—	—	7,209,999
Employee shares	435,566	—	—	—	—	—	435,566
Share issuance for Jewel Investment	944,860	—	—	—	—	—	944,860
Share issuance in satisfaction of liability	126,210	—	—	—	—	—	126,210
Balance, June 30, 2026	251,089,794	(4,346,764)	7,101,831	1,984,732	(8,173,570)	(141,681,155)	105,974,868

GENIUS GROUP LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed In US Dollars)

	For the Six months Ended
	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(3,979,358)	$(19,003,541)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,010,000	(405,897)
Depreciation and amortization	618,126	1,021,476
Interest expense	500,962	735,670
Provision for credit loss	-	2,080
Loss on foreign exchange transactions	22,933	272,299
Loss on sale of Digital asset	3,138,337	5,873,799
Reversal of impairment loss	(3,179,313)	-
Gain on dissolution of a subsidiary	(5,495,192)	-
Non-cash share issuance	126,210	-
Changes in operating assets and liabilities:
Accounts receivable	56,939	1,243,818
Other receivable	19,167	(73,594)
Prepaid expenses and other current assets	61,392	(3,920,266)
Digital assets	11,762,984	13,842,727
Inventories	471,041	-
Accounts payable	2,285,505	830,599
Accrued expenses and other current liabilities	(887,329)	(445,310)
Deferred revenue	173,568	(296,561)
Income tax payable	(41,828)	(59,611)
Net Cash Provided by (Used in) Operating Activities	6,664,144	(382,312)
Cash Flows from Investing Activities
Internally developed software	(78,389)	(149,873)
Purchase of property, equipment and intangibles, net	(429,750)	(4,499)
Investment at fair value	(7,657,625)	(40,000)
Net Cash Used in Investing Activities	(8,165,764)	(194,372)
Cash Flows from Financing Activities
Amount due to/from related party, net	(832,454)	341,042
Interest paid	(372,760)	(735,670)
Proceeds from equity issuances, net	11,322,745	7,311,098
Repayment of borrowings, net	(8,597,662)	(5,416,255)
Lease payments	(35,096)	-
Net Cash Provided by Financing Activities	1,484,773	1,500,215
Effect of Exchange Rate Changes on Cash	(522,366)	155,515
Net Increase / (Decrease) in Cash	(539,213)	1,079,046
Cash – Beginning of period	2,422,988	1,614,933
Cash – End of period	1,883,775	2,693,979

Summary Consolidated Financial Data

	Unaudited Financials Six Months Ended (USD 000’s)		Audited Financials Year Ended (USD 000’s)
Summary Income Data:	June 30, 2026	June 30, 2025	December 31, 2025	December 31, 2024
Revenue	6,199	2,586	8,102	6,743
Cost of revenue	(2,691)	(1,368)	(4,346)	(3,754)
Gross profit	3,508	1,218	3,756	2,989
Other Operating Income	17	-	258	24
Operating Expenses	(12,167)	(12,661)	(26,836)	(20,804)
Operating Loss	(8,642)	(11,443)	(22,822)	(17,791)
Other income	3,226	3	-	5,032
Other Expense	(3,646)	(6,609)	(25,892)	(6,822)
Net Loss Before Tax	(9,062)	(18,049)	(48,714)	(19,581)
Tax (Expense)/Benefits	(1)	1	(653)	2,252
Net Loss from continuing operations	(9,063)	(18,048)	(49,367)	(17,329)
(Loss)/ Profit from discontinued operations, net of tax	5,085	(955)	(6,090)	(7,611)
Net loss	(3,978)	(19,003)	(55,457)	(24,940)
Other Comprehensive Income/(Loss)	942	482	1,151	(49)
Total Loss	(3,036)	(18,521)	(54,306)	(24,989)
Net loss per share, basic and diluted from continuing operations	(0.06)	(0.34)	(0.48)	(0.71)
Weighted-average number of shares outstanding, basic and diluted	162,675,202	53,195,540	101,452,196	24,153,220

	Unaudited Financials Six Months Ended, (USD 000’s)	Audited Financials Year Ended (USD 000’s)
	June 30, 2026	December 31, 2025	December 31, 2024
Summary Balance Sheet Data:
Total current assets	10,099	23,865	42,419
Total non-current assets	121,385	113,071	58,636
Total Assets	131,484	136,936	101,055
Total current liabilities	14,949	27,622	11,609
Total non-current liabilities	10,560	12,696	10,036
Total Liabilities	25,509	40,318	21,645
Total Shareholders’ Equity	105,975	96,618	79,410
Total Liabilities and Shareholders’ Equity	131,484	136,936	101,055

Operational and Central Results

In addition to our IFRS results, we present our results split between “Operational” and “Central”. Operational comprises the Group’s operating businesses — Genius School, Genius Academy and Genius Resorts, together with the entities that support them — and includes all of the Group’s revenue and cost of revenue and the operating expenses of those businesses. Central comprises the holding company: group head office and corporate costs, financing costs, and the Group’s treasury activities, including its digital asset holdings. Each line of the Operational and Central columns sums to the corresponding line of the consolidated statement of operations, and the Total column agrees to that statement in every period presented.

Summary Financial Data (Operational Metrics)

	June 30, 2026			June 30, 2025
Summary Income Data:	Operational	Central	Total	Operational	Central	Total
Revenue	6,199	-	6,199	2,586	-	2,586
Cost of revenue	(2,691)	-	(2,691)	(1,368)	-	(1,368)
Gross profit	3,508	-	3,508	1,218	-	1,218
Other Operating Income	17	-	17	-	-	-
Operating Expenses	(4,856)	(7,311)	(12,167)	(2,331)	(10,330)	(12,661)
Operating profit (Loss)	(1,331)	(7,311)	(8,642)	(1,113)	(10,330)	(11,443)
Other income	3,220	6	3,226	3	-	3
Other Expense	(499)	(3,147)	(3,646)	(735)	(5,874)	(6,609)
Net Income (Loss) Before Tax	1,390	(10,452)	(9,062)	(1,845)	(16,204)	(18,049)
Tax Expense	(1)	-	(1)	-	1	1
Net Income (Loss) After Tax from continuing operations	1,389	(10,452)	(9,063)	(1,845)	(16,203)	(18,048)
(Loss)/ Profit from discontinued operations, net of tax	5,085	-	5,085	(955)	-	(955)
Net Income (Loss) After Tax	6,474	(10,452)	(3,978)	(2,800)	(16,203)	(19,003)
Other Comprehensive Income/(loss)	942	-	942	482	-	482
Total Income (Loss)	7,416	(10,452)	(3,036)	(2,318)	(16,203)	(18,521)